GOLDMOUNTAIN EXPLORATION CORPORATION

April 22, 2008

Mr. Christopher J. White
Branch Chief
Division of Corporation Finance, Mail Stop 7010
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	GoldMountain Exploration Corporation
Form 10-KSB for Fiscal Year Ending March 31, 2007
Filed July 16, 2007
File No. 000-51594

Dear Mr. White:

We are sending this letter to you in response to your comment letter dated January 18, 2008 regarding the above referenced Form 10-KSB (“the filing”). I was recently appointed President of GoldMountain Exploration Corporation (“the Company”), replacing Mr. Adam Cegielski.

With our recent change in management, we are asking for 15 business days to address your comments and make the appropriate amendments to the filing.

Sincerely,

/s/ G. Leigh Lyons

G. Leigh Lyons
President

225 Marine Drive, Suite 210
Blaine, WA 98230
Telephone: 360-332-0905
Facsimile: 360-332-2704